

November 16, 2010

Mr. Martin Schneider
Superfund Office Building
P.O. Box 1479
Grand Anse
St. George's, Grenada
West Indies

> **Re:** **Superfund Green, L.P.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed October 4, 2010**
> **File No. 000-51634**

Dear Mr. Schneider:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Sonia Gupta Barros
Special Counsel